HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

02 MAY 14 AM 10: 58

Our Ref: PD/sl/L4406

10 May, 2002

02034149

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza,
450 Fifth Street NW,
Washington DC 20549,
United States of America.

SUPPL

BY DHL.

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Director Shareholding – Long Term Incentive Plan Awards. Announcement dated 15 April 2002.

2. Board Appointment. Announcement dated 1 May 2002.

3. AGM Statement. Announcement dated 1 May 2002.

4. Resolutions passed at AGM. Announcement dated 1 May 2002.

5. Certified copy of resolution 6 passed at the AGM on 1 May 2002.

6. Certified copy of special resolution 7 passed at the AGM on 1 May 2002.

7. Certified copy of special resolution 87 passed at the AGM on 1 May 2002.

dlw 5/20

Continued……………………………

8. Notification of Director Shareholding. Announcement dated 8 May 2002.

Very truly yours,

P. Dawes.
Group Company Secretary

Encl.

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02 MAY 14 AM 10:57

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Date: Wednesday, 1 May 2002.

Contacts: Robert Wood, Deputy Chairman.
Henlys Group plc.
Telephone: 020 8953 9953.

Henlys Group plc

Appointment of Director

The Board of Directors of Henlys Group plc is pleased to announce the appointment, today, of Michael Ost as a non-executive Director.

Michael Stuart Ost B.Sc. C.I.M. F.R.S.A., age 57, is the Senior Independent Director of Lex Service PLC and a Non-Executive Director of Porvair Plc. He was formerly the Non-Executive Deputy Chairman of MG PLC; the Chief Executive of Coats Viyella PLC and the Chief Executive of McKechnie PLC.

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Henlys Group plc announces the grant today of Conditional Awards of Ordinary Shares of 25 pence each in the Company, pursuant to the Company's Long Term Incentive Plan, to Directors of the Company as set out below:-

Director	No. of Shares	Performance Period
K. N. Beresford	122,583	1 January 2002 – 30 September 2004
B. A. C. Chivers	116,882	1 January 2002 – 30. September 2004
R. E. Maddox	154,950	1 January 2002 – 30. September 2004
T. A. Welsh	190,052	1 January 2002 – 30. September 2004
R. W. Wood	249,158	1 January 2002 – 30. September 2004

The Performance Condition to be satisfied in respect of the Award is that over the Performance Period the Earnings Per Share growth, pre-goodwill and exceptional items, of Henlys Group plc against the Retail Prices Index shall exceed an average of 3% per annum. For growth of 3% (8.25% over the performance period) 50% of the Shares comprised in the Award will be awarded; for growth of 4% (11% over the performance period) 75% will be awarded and for growth of 5% (13.75% over the performance period) 100% will be awarded.

HENLYS **Press Release**

Date: 1 May 2002.

Contact: Robert Wood, Deputy Chairman.
Henlys Group plc.
Telephone: 020 8953 9953.

Henlys Group plc

AGM Statement

The following statement was made by Mr N B M Askew, Chairman, at the Annual General Meeting held today, 1 May 2002.

The trading outlook for our Group is little changed from that reported at the time of preliminary results in mid March.

With over 80% of Group sales from bus and coach manufacturing in North America, the Group's future prospects are heavily dependent on the performance of the US economy and the funding allocated by individual States to education budgets.

Recently there have been encouraging, albeit somewhat mixed, reports indicating signs of recovery in the US economy. There is also clear evidence of a strong recovery in airline passenger traffic in North America which, in due course, should benefit the tour and charter coach business. These developments have not, as yet, translated into increased rates of order take. We also await the new fiscal year, commencing July 1, to get a clear indication of State education budgets and likely school bus demand.

Blue Bird continues to make good progress with its lean manufacturing/efficiency improvement programme. I am also pleased to confirm that Blue Bird is on track with its plans to launch new high value products to the US bus and motorhome markets.

TransBus in the UK has a healthy order book and is delivering the next phase of the cost savings and efficiency improvements envisaged on its formation sixteen months ago.

As previously announced, I retire from the Board today and will be succeeded as Chairman by Robert Wood. Earlier today, we announced the appointment of Michael Ost as non-executive director who will also take on the role of senior independent non-executive director and Chairman of the Remuneration Committee. It has been a privilege and a great pleasure to have chaired the Board of Henlys over a time of considerable change directed to establishing Henlys as a leading player in the bus and coach industry.

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Contact: Peter Dawes, Group Company Secretary
Henlys Group plc.
Telephone: 020 8953 9953

Result of AGM

Henlys Group plc is pleased to announce that each of the resolutions proposed at its Annual General Meeting today were approved. The resolutions approved were as follows:-

1. Adoption of the Annual Report and Financial Statements for the year ended 31 December 2001.

2. Approval of a final dividend of 3.4 p per share.

3. Re-appointment of Andersen as auditors.

4. Re-appointment of Mr B. A. C. Chivers as a director.

5. Re-appointment of Mr T. A. Welsh as a director.

6. Granting of a Section 80 general authority to allot shares.

7. Granting of a Section 95 authority to allot shares for cash.

8. Granting of an authority to make market purchases of the Company's own shares.

Dividend Warrants will be posted on 2 May 2002 to shareholders on record on 12 April 2002. The dividend payment date is 3 May 2002.

Company Number 435086

02 MAY 14 AM 10:50

The Companies Act 1985

Special Resolution

of

Henlys Group plc

I Peter Dawes, Company Secretary of Henlys Group plc hereby certify that the following resolution was passed as a Special Resolution at the Annual General Meeting of Henlys Group plc duly convened and held on 1 May 2002.

THAT the directors be, and are hereby empowered, pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority conferred on them as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue in favour of shareholders where the equity securities respectively attributable to the interests of all such shareholders are proportionate (as nearly as may be) to the respective numbers of equity securities held by them subject only to such exclusions or other arrangements as the directors may consider necessary or expedient to deal with fractional entitlements or legal and practical difficulties under the laws of overseas jurisdictions or the requirements of any recognised regulatory body or stock exchange in any territory; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £951,922;

and shall expire at the conclusion of the next Annual General Meeting of the Company to be held in 2003 or 15 months after the passing of this Resolution (whichever is earlier) save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred had not expired.

For and on behalf of
Henlys Group plc.

P. Dawes.
Company Secretary.

Company Number 435086

The Companies Act 1985

Ordinary Resolution

of

Henlys Group plc

I Peter Dawes, Company Secretary of Henlys Group plc hereby certify that the following resolution was passed as an Ordinary Resolution at the Annual General Meeting of Henlys Group plc duly convened and held on 1 May, 2002.

> THAT the directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Act) of the Company up to an aggregate nominal amount of £6,346,146 and such authority (unless previously revoked or varied) shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2003 or 15 months after the passing of this Resolution (whichever is earlier) but shall allow the Company before such expiry to make an offer or agreement which would or might require the allotment of all or any of those relevant securities after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement, as if the authority conferred hereby had not expired.

For and on behalf of
Henlys Group plc.

P. Dawes.
Company Secretary.

Company Number 435086

The Companies Act 1985

Special Resolution

of

Henlys Group plc

I Peter Dawes, Company Secretary of Henlys Group plc hereby certify that the following resolution was passed as a Special Resolution at the Annual General Meeting of Henlys Group plc duly convened and held on 1 May 2002.

THAT, in accordance with the Articles of Association from time to time and the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of Section 163(3) of the Companies Act 1985) on the London Stock Exchange of Ordinary shares of 25p each in the capital of the Company ("Ordinary shares") provided that:

(a) the maximum aggregate number of Ordinary shares hereby authorised to be purchased is 7,615,376;

(b) the minimum price which may be paid for an Ordinary share is 25p per Ordinary share;

(c) the maximum price which may be paid for an Ordinary share is not more than 5 per cent above the average of the middle market price shown in the quotation for an Ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the Ordinary share is purchased;

and the authority hereby conferred shall, unless renewed prior to such time, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2003 or 15 months after the passing of such Resolution (whichever is earlier) save that the Company may make a contract or contracts to purchase Ordinary shares, before such expiry, which will or may be executed wholly or partly after such expiry, and may make a purchase of Ordinary shares in pursuance of any such contract or contracts as if such authority had not expired.

For and on behalf of
Henlys Group plc.

P. Dawes.
Company Secretary.

Company Name/TIDM: Henlys Group PLC

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Henlys Group plc has today been advised that a director, Mr Richard E. Maddox, acquired today 1,947 Ordinary Shares of 25 pence each (0.003%) at a price of 199 pence per share. Following this transaction Mr Maddox total share interests amount to 117,019 ordinary shares (0.15%)